Michael Kaplan +1 212 450 4111 Michael.kaplan@davispolk.com davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

January 13, 2022
Re: Bausch + Lomb Corporation Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted November 19, 2021 CIK No. 0001860742 CONFIDENTIAL

Mr. David Gessert

Mr. Tim Buchmiller

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E., Room 4415

Washington, DC 20549-4631

Dear Messrs. Gessert and Buchmiller:

On behalf of our client, Bausch + Lomb Corporation, a company incorporated under the Canada Business Corporations Act (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 3 to the Company’s confidential draft Registration Statement on Form S-1 (CIK No. 0001860742) (the “Registration Statement”) contained in the Staff’s letter dated December 1, 2021. We are also responding to a comment from the Staff’s letter dated September 17, 2021, which was based on a prior submission of the Registration Statement. In response to these comments, the Company has revised the Registration Statement and is publicly filing a revised draft of the Registration Statement together with this response letter. The Registration Statement also contains certain additional updates and revisions.

Set forth below is the Company’s response to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response and a summary of the responsive actions taken. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement.

Mr. David Gessert Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission	2	January 13, 2022

Amendment No. 3 to Draft Registration Statement on Form S-1

Prospectus Summary

Capitalization, page 73

1.	Please include a line for Total Capitalization in your capitalization table.

Response: In response to the Staff’s comment, we have revised the disclosure on page 79 of the Registration Statement.

Dilution, page 74

2.	Please revise the discussion and presentation to disclose historical net tangible book value (deficit) prior to the presentation of pro forma net tangible book value.

Response: In response to the Staff’s comment, we have revised the disclosure on page 81 of the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary

The transfer of all assets, liabilities and contracts from BHC to us contemplated by the Separation will not be complete upon the closing…, page 60

3.

We note your disclosure that you expect that a number of the transactions required in the Separation will not be complete at the time of your offering. Please clarify when you expect these transactions to be completed and revise this risk factor to provide investors with adequate information to evaluate the magnitude of the risks described throughout this risk factor.

Response:	We acknowledge the Staff’s comment, and respectfully advise the Staff that the Company has informed us that the Separation will be complete in all material respects at the time of the offering. However, the Company does expect that the transfer of certain immaterial assets, liabilities and contracts will not be fully completed at the completion of the offering. For example, due to restrictions under local law, certain assets in Poland (which represent less than 0.3% of the Company’s total assets as of September 30, 2021) will not be transferred by BHC to the Company until it completes construction of a warehouse it is currently building. The aggregate amount of all assets expected to be transferred by BHC to the Company following the completion of the offering represents less than 2% of the Company’s total assets as of September 30, 2021. The Company also advises the Staff that the agreements described in “The Separation—Agreements with BHC” will be finalized and filed in a pre-effective amendment.

In response to the Staff’s comment, we have also revised the disclosure on pages 62 and 63 of the Registration Statement.

Mr. David Gessert Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission	3	January 13, 2022

Please do not hesitate to contact me at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com, Marcel Fausten at (212) 450-4389, (212) 701-5389 (fax) or marcel.fausten@davispolk.com or Stephen Byeff at (212) 450-4715, (212) 701-5715 (fax) or stephen.byeff@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael Kaplan Michael Kaplan

cc:	Via E-mail

Joseph C. Papa, Chief Executive Officer of the Company

Sam Eldessouky, Chief Financial Officer of the Company

Christina Ackermann, Executive Vice President & General Counsel and President,

Ophthalmic Pharmaceuticals of the Company

Mark Bode, PricewaterhouseCoopers LLP

Marcel Fausten, Davis Polk & Wardwell LLP

Stephen Byeff, Davis Polk & Wardwell LLP